Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2021 (the 2021 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2021 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

COVID-19 Pandemic

According to the Secretaría de Salud (Ministry of Health), through August 4, 2022, Mexico had 7,135,030 officially estimated cases of the coronavirus (SARS-CoV2 or COVID-19), of which an estimated 342,074 were fatal. See “United Mexican States—COVID-19 Pandemic” in the 2021 Form 18-K for more information on the measures taken by the Government and the impact of the COVID-19 pandemic.

Form of Government

The Government

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1– Party Representation in Congress (1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA	60	46.9	200	40.0
National Action Party	21	16.4	114	22.8
Institutional Revolutionary Party	13	10.2	70	14.0
Citizen Movement Party	11	8.6	25	5.0
Ecological Green Party of Mexico	6	4.7	40	8.0
Labor Party	5	3.9	36	7.2
Social Encounter Party	4	3.1	0	0.0
Democratic Revolution Party	3	2.3	15	3.0
Unaffiliated	5	3.9	0	0.0
Total	128	100%	500	100.0%

Note: Percentages may not total due to rounding. Individual members of Congress may change party affiliations.

(1)	As of August 5, 2022.

Source: Senate and Chamber of Deputies.

Anti-Corruption

On May 13, 2022, the Secretaría de la Función Pública (Ministry of Public Administration) and the Comisión Federal para la Protección contra Riesgos Sanitarios (Federal Commission for the Protection against Sanitary Risks, or COFEPRIS) presented the Estrategia Nacional de Buen Gobierno en el Sistema Federal Sanitario (National Strategy for Good Governance in the Federal Health System), which aims to prevent corruption, increase accountability and promote integrity in public healthcare through standardizing tools, operating mechanisms and reporting procedures. COFEPRIS will supervise the implementation of the strategy.

Foreign Affairs, International Organizations and International Economic Cooperation

On May 31, 2022, the World Bank approved a U.S.$700 million transaction to support inclusive and sustainable economic growth in Mexico, including to promote a new simplified tax regime, develop financial support mechanisms in the event of natural disasters, expand coverage and quality of financial services and improve market regulations regarding digital payment systems.

On June 9, 2022, Mexico announced that it intends to join the Americas Partnership for Economic Prosperity, a partnership focused on promoting economic growth, reducing inequality across the region, protecting vulnerable segments of the population, creating well-remunerated jobs and addressing climate change.

Environment

On June 9, 2022, Canada, Chile, Colombia, Costa Rica, Ecuador, Panama, Peru, Mexico and the United States signed the Americas for the Protection of the Ocean Declaration. The declaration aims to promote cooperation and collaboration among the signatories with respect to protecting and conserving marine environmental and ecological systems.

THE ECONOMY

Gross Domestic Product

While preliminary data is not yet available, Mexico estimates that GDP increased by 1.9% during the second quarter of 2022 as compared to the second quarter of 2021. The following tables set forth the composition of Mexico’s real GDP by expenditure component, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures (In Billions of Pesos) (1)

	First quarter(2)
	2021(3)		2022(3)
GDP	Ps.	17,382.3	Ps.	17,701.1
Add: Imports of goods and services		6,387.6		6,756.9

Total supply of goods and services		23,769.9		24,458.0
Less: Exports of goods and services		6,389.5		7,034.2

Total goods and services available for domestic expenditure	Ps.	17,380.4	Ps.	17,423.8
Allocation of total goods and services:
Private consumption		11,619.2		12,452.9
Public consumption		2,168.9		2,186.4

Total consumption		13,788.1		14,639.3

Total gross fixed investment		3,158.0		3,334.5

Changes in inventory		101.0		89.7

Total domestic expenditures	Ps.	17,047.1	Ps.	18,063.5

Errors and Omissions		333.3		(639.7)

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures (As a Percentage of Total GDP)

	First quarter
	2021(1)	2022 (1)
GDP	100.0%	100.0%
Add: Imports of goods and services	36.7	38.2

Total supply of goods and services	136.7	138.2
Less: Exports of goods and services	36.8	39.7

Total goods and services available for domestic expenditures	100.0%	98.4%
Allocation of total goods and services:
Private consumption	66.8%	70.4%
Public consumption	12.5	12.4

Total consumption	79.3	82.7
Total gross fixed investment	18.2	18.8
Changes in inventory	0.6	0.5

Total domestic expenditures	98.1%	102.0%

Errors and Omissions	1.9%	(3.6)%

Note: Percentages may not total due to rounding.

(1)	Preliminary figures.

Source: INEGI.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.3% as of June 30, 2022, a 0.4 percentage point increase from the rate as of March 31, 2022. As of June 30, 2022, the economically active population in Mexico fifteen years of age and older was 59.8 million. As of August 5, 2022, the minimum wages were Ps. 260.34 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 172.87 per day for the rest of Mexico, an increase of 22%, respectively, from the applicable minimum wages in effect from January 1, 2021 to December 31, 2021. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2021 Form 18-K.

Principal Sectors of the Economy

Petroleum and Petrochemicals

On May 31, 2022, Petróleos Mexicanos (PEMEX) launched an invoice refinancing liability management transaction for approximately U.S.$2.0 billion under which certain suppliers and contractors were given the opportunity to exchange outstanding invoices due from PEMEX and its productive subsidiaries for global 8.750% notes due 2029 issued by PEMEX. In addition, the suppliers and contractors participating in the transaction were given the opportunity to participate in a remarketing process pursuant to which the notes were offered to the market through a Rule 144A/Regulation S offering. Through July 31, 2022, approximately U.S.$1.8 billion principal amount of the notes were sold to the market in the remarketing process, and the balance of the notes remains held by the suppliers and contractors.

On July 1, 2022, the Secretaría de Energía (Ministry of Energy) opened the Olmeca refinery in Dos Bocas, Veracruz, for test work, with the site expected to process 340,000 barrels of crude oil per day, producing 170,000 barrels of gasoline per day and 120,000 barrels of low-sulfur diesel per day.

Electric Power

On June 9, 2022, the Comisión Federal de Electricidad (Federal Electricity Commission, or CFE) carried out its first liability management transaction in the international market. CFE purchased U.S.$1.2 billion principal amount of its outstanding notes of six series with maturities ranging from 2024 to 2051 pursuant to an offer to purchase dated May 19, 2022. The transaction allowed CFE to reduce its short-term refinancing risk, achieve savings and reduce its foreign currency denominated debt balance.

On July 1, 2022, CFE entered into participation agreements with TC Energía and NewFortress Energy Corporation, with the goal of strengthening Mexico’s energy security and improving Mexico’s commercial relationship with the North American private energy sector. The agreement with TC Energía will improve and expand infrastructure for the transportation of natural gas to central and southeast Mexico. The agreement with NewFortress Energy will allow CFE to partner in natural gas liquefaction projects and use infrastructure to export natural gas to international markets for a period of 12 months.

Tourism

On June 12, 2022, the Secretaría de Turismo (Ministry of Tourism, or SECTUR) reported that foreign exchange income arising from international tourism was U.S.$8.7 billion during the first quarter of 2022, a 123.8% and 3.7% increase with respect to the same periods in 2021 and 2019, respectively.

Transportation and Communications

Railways

On June 6, 2022, the Secretaría de Infraestructura, Comunicaciones y Transportes (Ministry of Infrastructure, Communications and Transportation) and the government of Mexico City entered into an amendment to their coordination agreement that reallocated funds toward a section of the Tren Interurbano de Pasajeros Toluca-Valle de Mexico (Interurban Train) which amendment increased the amount of funds reallocated by Ps. 350 million, from Ps. 950 million to Ps. 1.3 billion.

On July 19, 2022, the Government published a resolution granting the Fondo Nacional de Infraestructura (National Infrastructure Fund) a concession to operate and provide rail transport passenger services on the Mexico-Toluca interurban train railway.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Savings” in the 2021 Form 18-K.

Table No. 4 – Money Supply

	At June 30,
	2021		2022(1)
M1:	(in millions of nominal pesos)
Bills and coins	Ps.	1,967,009	Ps.	2,257,606
Checking deposits
In domestic currency		1,967,033		2,148,800
In foreign currency		602,870		704,821
Interest-bearing peso deposits		1,193,793		1,314,596
Savings and loan deposits		27,984		29,606

Total M1	Ps.	5,758,689	Ps. $	6,455,429

M4	Ps.	14,530,756	Ps. $	15,475,461

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation at the end of the first half of 2022 was 8.0%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 0.6 percentage points higher than the 7.4% consumer inflation for 2021 and 4.8 percentage points higher than the 3.2% consumer inflation for 2020. Annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 7.5% for the first half of 2022, higher than core inflation of 5.9% for 2021.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Table No. 5 – Rates of Change in Price Indices

	National Consumer Price Index(1)	National Producer Price Index(1)(2)(3)	Increase in Minimum Wage(4)
2019	2.8	0.8	100.0;(5) 16.2	(6)
2020	3.2	4.1	4.8;(5) 20.0	(6)
2021	7.4	9.3	15.0;(5) 15.0	(6)
2022:
January	7.1	8.8	22.0;(5) 22.0	(6)
February	7.3	8.7	—
March	7.5	8.6	—
April	7.7	9.0	—
May	7.7	8.9	—
June	8.0	8.9	—

(1)	Changes in price indices are calculated monthly. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). INPP takes July 2019 as a base date.

(3)	Preliminary figures for 2021 and 2022.
(4)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(5)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(6)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 6 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2019:
January-June	8.0	8.2	5.7	8.5	8.5
July-December	7.7	7.7	6.3	8.1	8.0
2020:
January-June	6.3	6.3	5.3	6.7	6.6
July-December	4.4	4.4	3.7	4.7	4.7
2021:
January-June	4.1	4.1	3.2	4.3	4.3
July-December	4.7	5.1	3.3	4.9	5.0
2022:
January	5.5	6.0	3.8	5.7	5.9
February	5.9	6.2	4.0	6.0	6.2
March	6.3	6.7	4.1	6.3	6.6
April	6.6	7.2	4.4	6.7	7.0
May	6.9	7.5	4.6	7.0	7.4
June	7.3	8.0	4.9	7.4	7.8
July	7.8	8.5	5.2	8.0	8.4

Source: Banco de México.

During the first six months of 2022, interest rates on 28-day Cetes averaged 6.4%, as compared to 4.1% during the same period of 2021. Interest rates on 91-day Cetes averaged 7.0%, as compared to 4.1% during the same period of 2021.

On August 4, 2022, the 28-day Cetes rate was 8.0% and the 91-day Cetes rate was 8.7%.

On June 23, 2022, Banco de México held its fourth monetary policy meeting of 2022 and increased the Tasa de Fondeo Bancario (overnight interbank funding rate) by 75 basis points, raising the rate from 7.00% to 7.75% in response to higher inflationary pressures and in line with the actions taken by major central banks.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Rates

The following table sets forth, for the periods indicated, the daily peso/U.S. dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 7 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2019	18.8642	19.2573
2020	19.9087	21.4936
2021	20.4672	20.2787
2022:
January	20.4672	20.4978
February	20.4257	20.4495
March	19.9112	20.5562
April	20.3728	20.1088
May	19.6940	20.0305
June	20.1335	20.0237
July	20.3485	20.5467

Source: Banco de México.

On August 5, 2022, the peso/U.S. dollar exchange rate closed at Ps. 20.4010 = U.S.$1.00, a 0.3% appreciation in dollar terms as compared to the rate on December 31, 2021. The peso/U.S. dollar buying exchange rate published by Banco de México on August 4, 2022 (which took effect on the second business day thereafter) was Ps. 20.3358 = U.S.$1.00.

Banking System

At the end of June 2022, the total assets of the banking sector were Ps. 12,200 billion, which represented a real annual increase of 2.7% as compared to the end of June 2021. At the end of June 2022, the current loan portfolio of the banking sector had a balance of Ps. 5,891 billion, a real annual increase of 5.0% as compared to the end of June 2021. Finally the banking sector’s net result was Ps. 111 billion at the end of June 2022, 31.8% higher in real terms as compared to the end of June 2021.

Banking Supervision and Support

At the end of May 2022, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 18.8%, as compared to 18.2% at the end of June 2021 and 19.5% at the end of December 2021. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy” in the 2021 Form 18-K.

At the end of May 2022, all multiple banking institutions fell under the first “early warning” category, indicating that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the event of unexpected loss scenarios. No immediate supervisory actions by the Comisión Nacional Bancaria y de Volares (CNBV) were required as of that date.

Securities Markets

On August 5, 2022, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 46,723 points, representing a 12.3% decrease from the level at December 31, 2021.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 8 – Exports and Imports

	First six months
	2021(1)		2022(1)
	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	12,879.1	U.S.$	20,599.0
Crude oil		10,901.2		16,830.0
Other		1,978.0		3,769.0
Non-oil products		223,489.6		260,172.3
Agricultural		10,809.1		11,671.1
Mining		4,726.5		4,575.4
Manufactured goods(2)		207,954.0		243,925.8

Total merchandise exports		236,368.7		280,771.3

Merchandise imports (f.o.b.)
Consumer goods		27,773.4		38,683.6
Intermediate goods(2)		188,339.0		232,517.9
Capital goods		18,886.8		22,513.8

Total merchandise imports		234,999.1		293,715.4

Trade balance	U.S.$	1,369.6	U.S.$	(12,944.1)

Average price of Mexican oil mix(3)	U.S.$	56.6	U.S.$	88.8

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

From July 11 to 15, 2022, Mexico and the United Kingdom held the first round of negotiations concerning the countries’ Free Trade Agreement.

On July 20, 2022, the United States and Canada each requested dispute settlement consultations with Mexico under the United States-Mexico-Canada Agreement (USMCA) in relation to Mexico’s energy policies, arguing that certain actions taken by Mexico were inconsistent with its commitments under the USMCA. Mexico intends to argue that it has not breached its commitments under the USMCA and expects to reach a mutually satisfactory solution during the consultation phase.

Balance of Payments and International Reserves

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 9 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets
	(in billions of U.S dollars)
2019(4)	180.7	184.2
2020(4)	195.7	199.1
2021(4)	202.4	207.7
2022(4):
January	201.6	209.6
February	201.4	209.5
March	200.5	208.0
April	199.2	207.1
May	199.6	205.6
June	198.5	203.6
July	199.5	203.5

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

The Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 10 – Selected Budgetary Expenditures; 2022 Expenditure Budget

(In Billions of Pesos)

	Actual
	2021(1)		First six months of 2021(1)		First six months of 2022(1)		2022 Budget(2)
Health	Ps.	173.2	Ps.	66.5	Ps.	67.0	Ps.	193.9
Education		369.7		180.1		159.0		364.6
Housing and community development		18.8		11.1		9.3		16.6
Government debt service		524.7		267.7		313.8		580.6
CFE and PEMEX debt service		161.9		85.8		73.5		172.1
PEMEX debt service		142.1		76.6		66.2		142.6
CFE debt service		19.9		9.2		7.2		29.6

(1)	Preliminary figures.
(2)

2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2022 economic results.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table presents the composition of public sector budgetary revenues for the first six months of 2021 and 2022 in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2022 Budget.

Table No. 11 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	First six months of 2021(2)	First six months of 2022(2)	2022 Budget(3)
Budgetary revenues	2,931.3	3,305.1	6,172.6
Federal Government	2,261.4	2,493.6	4,555.5
Taxes	1,856.2	2,052.1	3,944.5
Income tax	1,006.9	1,259.3	2,073.4
Value-added tax	559.1	621.5	1,213.8
Excise taxes	221.3	74.9	505.2
Import duties	32.6	43.6	72.9
Tax on the exploration and exploitation of hydrocarbons	3.4	3.6	7.5
Export duties	0.0	0.0	—
Luxury goods and services	n.a.	n.a.	n.a.
Other	32.92	49.0	71.7
Non-tax revenue	405.12	441.5	610.9
Fees and tolls	56.14	73.6	47.2
Transfers from the Mexican Petroleum Fund for Stabilization and Development	161.20	236.0	370.9
Fines and surcharges	184.20	127.5	184.9
Other	14.85	16.0	7.9
Public enterprises and agencies	669.92	811.5	1,617.2
PEMEX	266.04	355.8	716.1
Others	403.88	455.7	901.1

Note: Numbers may not total due to rounding.

n.a. = Not available.

(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2022 economic results.

Source: Ministry of Finance and Public Credit.

Health and Labor, Education and Other Social Welfare Expenditures

During the first four months of 2022, over eight million students received approximately Ps. 30 billion of financial aid through the Programa Nacional de Becas para el Bienestar Benito Juárez (Benito Juárez National Welfare Scholarship Program).

PUBLIC DEBT

Internal Debt

Internal Government Debt

As of August 5, 2022, no debt issued by states and municipalities has been guaranteed by the Government.

External Debt

External Public Sector Debt

According to preliminary figures, as of June 30, 2022, outstanding gross external public sector debt totaled U.S.$220.0 billion, an approximate U.S.$1.6 billion decrease from the U.S.$221.6 billion outstanding on December 31, 2021. Of this amount, U.S.$211.5 billion represented long-term debt and U.S.$8.5 billion represented short-term debt. Net external indebtedness decreased by U.S.$2.7 billion during the first six months of 2022.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type and a breakdown of such debt by currency at the dates indicated.

Table No. 12 – Summary of External Public Sector Debt by Type(1)(2)

	At June 30, 2021(3)		At June 30, 2022(3)
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	114,477.9	U.S.$	115,176.6
Long-Term Debt of Budget Controlled Agencies		96,784.7		89,427.2
Other Long-Term Public Debt(4)		7,868.7		6,942.9

Total Long-Term Debt	U.S.$	219,131.3	U.S.$	211,546.7

Total Short-Term Debt		7,686.7		8,452.0

Total Long- and Short-Term Debt	U.S.$	226,818.0	U.S.$	219,998.7

Table No. 13 – Summary of External Public Sector Debt by Currency(1)

	At June 30, 2021(3)			At June 30, 2022(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	171,696.9	75.7%	U.S.$	170,497.3	77.5%
Japanese Yen		7,142.2	3.1		7,408.8	3.4
Swiss Francs		2,597.1	1.1		2,351.5	1.1
Pounds Sterling		3,145.1	1.4		2,340.2	1.1
Euros		39,747.9	17.5		33,956.7	15.4
Others		2,489.0	1.1		3,444.0	1.6

Total	U.S.$	226,818.2	100.0%	U.S.$	219,998.5	100.0%

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt and net Government debt at the dates indicated.

Table No. 14 – Gross External Debt of the Government by Currency

	At June 30, 2021			At June 30, 2022
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	80,348.0	70.2%	U.S.$	80,366.6	69.8%
Japanese Yen		5,592.5	4.9		6,216.5	5.4
Swiss Francs		2,040.0	1.8		1,970.2	1.7
Pounds Sterling		2,039.9	1.8		1,793.6	1.6
Euros		24,148.9	21.1		23,084.3	20.0
Others		308.3	0.3		1,746.0	1.5

Total	U.S.$	114,477.6	100.0%	U.S.$	115,177.2	100.0%

Table No. 15 – Net Debt of the Government

	At June 30, 2021	At June 30, 2022
Internal Debt	77.3%	79.0%
External Debt(1)	22.7%	21.0%

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 3 to Table No. 75 in “Public Debt—External Public Debt—External Public Sector Debt” in the 2021 Form 18-K.
(2)	Preliminary figures.

Source: Ministry of Finance and Public Credit.